SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of September 2015

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	Notice of extraordinary general meeting, dated September 7, 2015.	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	effects of our restructuring and integration following the completion of our acquisition of the Code Division Multiple Access technology, or CDMA, telecommunications business, or the CDMA Business in 2008;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit; and

•	implementation of a value-added tax to replace the business tax in the PRC.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: September 8, 2015	By:	/s/ Yang Jie
		Name:	Yang Jie
		Title:	President and Chief Operating Officer

Exhibit 1.1

NOTICE OF EXTRAORDINARY GENERAL MEETING

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the extraordinary general meeting of China Telecom Corporation Limited (the ‘‘Company’’) will be held at 10.00 a.m. on 23 October 2015 at 31 Jinrong Street, Xicheng District, Beijing, PRC for the purpose of considering and, if thought fit, passing the following resolution:

ORDINARY RESOLUTION

THAT the election of Mr. Chang Xiaobing as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution until the annual general meeting of the Company for the year 2016 to be held in the year 2017; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Mr. Chang Xiaobing, and THAT the Board be and is hereby authorised to determine his remuneration.

By Order of the Board China Telecom Corporation Limited Yung Shun Loy, Jacky Company Secretary

Beijing, PRC, 7 September 2015

Notes:

(1)	The brief information of the proposed director is set out as follows:

Mr. Chang Xiaobing, aged 58, is the Chief Executive Officer of the Company and the Chairman of China Telecommunications Corporation. Mr. Chang is a professor-level senior engineer. He graduated from the Nanjing Institute of Posts and Telecommunications with a bachelor degree in telecommunications engineering in 1982 and received a master degree in business administration from Tsinghua University in 2001. He received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2005. Mr. Chang served as Deputy Director General of the Nanjing Telecommunications Bureau in Jiangsu province, Deputy Director General of Directorate General of Telecommunications of the Ministry of Posts and Telecommunications, Deputy Director General and Director General of the Telecommunications Administration Bureau of the former Ministry of Information Industry, Vice President of China Telecommunications Corporation, Executive Director and President of China Telecom Corporation Limited, the Chairman of China United Network Communications Group Company Limited, the Chairman of China United Network Communications Limited, the Chairman of China United Network Communications Corporation Limited, Executive Director, Chairman and Chief Executive Officer of China Unicom (Hong Kong) Limited and a director of Telefónica S.A.. Mr. Chang has extensive operational and managerial experience in the telecommunications industry.

A-1

NOTICE OF EXTRAORDINARY GENERAL MEETING

After the election of Mr. Chang Xiaobing as a director of the Company having been approved at the shareholders’ meeting, the Company will enter into a service contract with Mr. Chang Xiaobing. The Board will determine the remuneration of Mr. Chang Xiaobing with reference to his duty, responsibility, experience as well as the current market situation.

Save as disclosed in this notice of extraordinary general meeting, Mr. Chang Xiaobing did not hold any directorship in any other listed companies nor take up any post in any affiliated companies of the Company in the past three years, nor have any relationship with any other director, supervisor, senior management, substantial shareholder or controlling shareholder of the Company. Furthermore, Mr. Chang does not have any equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong. Save as disclosed herein, there is no other information relating to the proposed appointment of Mr. Chang that shall be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor any matters which need to be brought to the attention of the shareholders of the Company.

(2)	The H Share Register of Members of the Company will be closed, for the purpose of determining shareholders’ entitlement to attend the extraordinary general meeting, from 23 September 2015 to 23 October 2015 (both days inclusive), during which period no transfer of shares will be registered. In order to attend the extraordinary general meeting, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with Computershare Hong Kong Investor Services Limited at Shops 1712–16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4: 30 p.m. on Tuesday, 22 September 2015. Holders of H Shares who are registered with Computershare Hong Kong Investor Services Limited on 23 October 2015 are entitled to attend the extraordinary general meeting.

(3)	Each shareholder entitled to attend and vote at the extraordinary general meeting may appoint one or more proxies to attend and vote on his behalf at the extraordinary general meeting. A proxy need not be a shareholder.

(4)	To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the General Affairs Office of the Company for holders of domestic shares and to the Computershare Hong Kong Investor Services Limited for holders of H shares not less than 24 hours before the designated time for the holding of the extraordinary general meeting. The General Affairs Office of the Company is located at 31 Jinrong Street, Xicheng District, Beijing 100033, PRC. (Telephone: (8610) 6642 8166). Computershare Hong Kong Investor Services Limited is located at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the extraordinary general meeting if he so wishes.

(5)	Shareholders intending to attend the extraordinary general meeting shall return the attendance slip via hand delivery, mail or fax to the General Affairs Office of the Company (for holders of domestic shares) and to the Computershare Hong Kong Investor Services Limited (for holders of H Shares) on or before 2 October 2015.

(6)	Shareholders attending the extraordinary general meeting in person or by proxy shall present their proof of identity. If the attending shareholder is a corporation, its legal representative or person authorised by the board of directors or other decision making authority shall present a copy of the relevant resolution of the board of directors or other decision making authority in order to attend the extraordinary general meeting.

(7)	All resolutions proposed at the extraordinary general meeting will be voted by poll.

(8)	The extraordinary general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the extraordinary general meeting shall be responsible for their own transport and accommodation expenses.

(9)	The English translation of this Notice is for reference only, and in case of any inconsistency, the Chinese version shall prevail.

As of the date of this announcement, the Board consists of Mr. Yang Jie as the president and chief operating officer, Mr. Zhang Jiping, Mr. Yang Xiaowei, Mr. Sun Kangmin and Mr. Ke Ruiwen as the executive vice presidents, Mr. Zhu Wei as the non-executive director, and Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming and Madam Wang Hsuehming as the independent non-executive directors.

A-2